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November 8, 2024	Miami vedderprice.com
Jacob C. Tiedt
Shareholder
+1 312 609 7697 jtiedt@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attn:	Ms. Kim McManus

Mr. Brian Szilagyi

Re:	TIAA-CREF Funds (the “Registrant”)

Registration Statement on Form N-14

File No. 333-282593

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on October 30, 2024 and November 5, 2024, with respect to the Registrant’s Registration Statement on Form N-14 filed on October 11, 2024 (the “Registration Statement”) relating to the issuance of shares of the Registrant in connection with the proposed reorganization of Nuveen Mid Cap Value 1 Fund (the “Target Fund”), a series of Nuveen Investment Funds, Inc. into Nuveen Mid Cap Value Fund (the “Acquiring Fund”), a series of TIAA-CREF Funds (the “Reorganization”). The Acquiring Fund and the Target Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement; any page references herein refer to the initial Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

Disclosure Comments

1.

Comment: With reference to the question “How will the Reorganization impact fees and expenses?” in the Q&A, please confirm that any previously waived fees of the Target Fund that are subject to recoupment will not be subject to recoupment by the combined fund following the Reorganization.

Response: The Registrant confirms supplementally that the Target Fund has no previously waived fees that are subject to recoupment.

2.

Comment: Footnote no. 4 to the Annual Fund Operating Expenses Table on page 14 of the Proxy Statement/Prospectus refers to a waiver of the sub-transfer agent fee expense to Class A shares of the Acquiring Fund Pro Forma to be implemented for a period of 12 months following

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November 8, 2024

the effectiveness of the Reorganization. Please disclose who can terminate this arrangement and under what conditions, and please include the waiver agreement as an exhibit to the filing.

Response: As disclosed in the Proxy Statement/Prospectus, Teachers Advisors has committed to implement a waiver of 0.03% to the sub-transfer agent fee expense to Class A shares of the Acquiring Fund for a period of 12 months following the effectiveness of the Reorganization. This waiver was presented to and approved by the Board in connection with the proposal to approve the Reorganization. The waiver is not governed by a written agreement. The waiver may be terminated or modified prior to expiration only with the approval of the Board of Trustees of the Acquiring Fund, and disclosure to that effect has been added to the Proxy Statement/Prospectus.

3.	Comment: Please revise the performance tables for the Acquiring Fund and the Target Fund to include an appropriate broad-based securities market index for each Fund.

Response: For the information of the staff, the Funds will use the Russell 3000® Index as the broad-based securities market index for applicable performance comparisons. The Registrant has revised the disclosure to include the Russell 3000® Index in the performance tables along with performance returns of the Russell 3000® Index for relevant periods.

4.

Comment: The second full paragraph on page 24 of the Proxy Statement/Prospectus refers to information the Boards requested and received from Nuveen following the Boards’ August 2024 meeting and the approval of the Reorganization. Please confirm all material considerations of the Boards are highlighted under the caption “Board Approval of the Reorganization.”

Response: The Registrant confirms that the disclosure reflects all material considerations of the Boards in approving the Reorganization.

5.

Comment: With reference to the discussion under “Effect on Shareholder Rights” on page 27 of the Proxy Statement/Prospectus, please confirm whether there are any other material changes to Target Fund shareholder rights resulting from the transition to a Delaware statutory trust. If so, please disclose those material changes prominently.

Response: The Registrant confirms that there will be no other material changes to Target Fund shareholder rights resulting from the transition to a Delaware statutory trust.

6.

Comment: Please revise the third paragraph under the heading “Voting Information and Requirements” on page 39 of the Proxy Statement/Prospectus to disclose to shareholders that if they do not instruct their brokers how they wish their shares to be voted, their shares will not be present at the Special Meeting for quorum, voting or any other purpose. Please also disclose that you will regard any proxies delivered to you by brokers purporting to contain broker non-votes or that reference uninstructed shares with respect to any positions as invalidly delivered with respect to those positions and, accordingly, that you will not consider the effect of such shares as present for quorum or any other purpose. Please refer to Item 21 of Schedule 14A and Rules 450 et seq. of the New York Stock Exchange.

November 8, 2024

Response: The Registrant has revised the third paragraph under the heading “Voting Information and Requirements” in the Proxy Statement/Prospectus to read as follows:

With respect to beneficial owners of Target Fund shares who hold their shares through a broker or nominee, if those shareholders do not instruct their broker or nominee how they wish their shares to be voted, their shares will not be counted as present at the Special Meeting for purposes of determining the presence of a quorum and will not be voted on the Reorganization proposal or on any other proposal that may be presented at the Special Meeting. Any executed proxies delivered to the Target Fund by brokers or nominees purporting to contain “broker non-votes” or that reference uninstructed shares will be deemed invalidly delivered and, accordingly, the Target Fund will not consider the effect of the shares underlying those proxies as present at the Special Meeting for purposes of determining quorum or for any other purpose.

7.

Comment: With reference to the disclosure in the second sentence of the second full paragraph on page 40 of the Proxy Statement/Prospectus regarding the adjournment of the Special Meeting, please revise the form of proxy and related disclosure in the Proxy Statement/Prospectus to provide shareholders the ability to specifically vote on an adjournment of the Special Meeting if necessary so solicit additional votes. See Rule 14a-4(c). We note that an adjournment would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable.

Response: The Registrant has revised the form of proxy to include a proposal on the adjournment of the Special Meeting and has added relevant disclosure to the Proxy Statement/Prospectus.

8.	Comment: Please provide to the staff a draft of the tax opinion relating to the Reorganization for review and confirm supplementally that you plan to file an executed tax opinion by amendment.

Response: The Registrant notes that the tax opinion letter relating to the Reorganization will be in substantially the same form as the tax opinion letters delivered by Vedder Price P.C. in connection with numerous prior reorganizations of Nuveen-sponsored open-end funds, and refers the staff to those tax opinion letters.1 The Registrant confirms that an executed tax opinion letter

[1]

See, e.g., the tax opinion letter of Vedder Price P.C. dated November 12, 2021, delivered in connection with the reorganization of Nuveen Large Cap Code Fund, a series of Nuveen Investment Trust, and Nuveen Santa Barbara Dividend Growth Fund, a series of Nuveen Investment Trust II (available here: https://www.sec.gov/Archives/edgar/data/1041673/000119312522006603/d281837dex9912.htm); the tax opinion letter of Vedder Price P.C. dated December 4, 2020, delivered in connection with the reorganization of Nuveen Large Cap Value Fund, a series of Nuveen Investment Trust, and Nuveen Dividend Value Fund, a series of Nuveen Investment Funds, Inc. (available here: https://www.sec.gov/Archives/edgar/data/820892/000119312520329475/d103746dex9912.htm); and the tax opinion letter of Vedder Price P.C. dated December 4, 2020, delivered in connection with the reorganization of Nuveen Large Cap Growth Fund, a series of Nuveen Investment Trust, and Nuveen Winslow Large-Cap Growth ESG Fund, a series of Nuveen Investment Trust II (available here: https://www.sec.gov/Archives/edgar/data/1041673/000119312520329476/d78249dex9912.htm).

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will be filed as an exhibit to an amendment to the Registration Statement filed within a reasonable time after the closing of the Reorganization pursuant to the undertaking in Item 17(3) of Part C of the Registration Statement.

Accounting Comments

9.

Comment: As of the most recent date practicable, please disclose the tax effects of the expected portfolio repositioning, including any capital gains distribution resulting from the generation of capital gains due to sales of Target Fund portfolio securities. The capital gains distribution should be quantified in an aggregate dollar amount and on a per share basis.

Response: The Registrant has revised the disclosure in the Q&A to provide the requested information.

10.	Comment: Please disclose the reasons for the portfolio repositioning.

Response: The Proxy Statement/Prospectus states that, if the Reorganization had taken place as of June 30, 2024, it is estimated by the Advisers that approximately 9% of the Target Fund portfolio would have been sold and other securities would have been purchased. This repositioning is primarily attributable to the Acquiring Fund portfolio managers’ views of individual stocks.

In addition, the Registrant discloses the following on the cover page of the Statement of Additional Information:

The Reorganization will not result in a material change to the Target Fund’s investment portfolio due to the Acquiring Fund having substantially similar investment restrictions. As a result, a schedule of investments of the Target Fund modified to show the effects of the change is not required and is not included. Although the Reorganization will not result in a material change to the investment portfolio transferred by the Target Fund due to investment restrictions of the Acquiring Fund, if the Reorganization had taken place as of June 30, 2024, the Advisers estimate that approximately 9% of the Target Fund portfolio would have been sold and other securities would have been purchased. This repositioning is primarily attributable to the Acquiring Fund portfolio managers’ views of individual stocks.

11.	Comment: Please include or incorporate by reference the financial highlights of the Target Fund and the Acquiring Fund in accordance with Item 5(a) of Form N-14.

Response: The Registrant notes that the financial statements of the Target Fund and the Acquiring Fund, which include the financial highlights, are incorporated by reference. In response to the staff’s comment, the Registrant has revised the disclosure to expressly note that the financial highlights of the Target Fund and the Acquiring Fund are incorporated by reference into the Proxy Statement/Prospectus.

November 8, 2024

12.

Comment: With reference to the fee table beginning on page 13 of the Proxy Statement/Prospectus, please confirm in correspondence that the fees presented represent current fees in accordance with Item 3 of Form N-14.

Response: The Registrant confirms that the fees presented represent current fees.

13.

Comment: With reference to the Maximum Sales Charge shown for the Target Fund’s Class C/Class A shares in column one, row two of the fee table on page 13 of the Proxy Statement/Prospectus, please verify that this should be “None” as currently shown and not “5.75%.”

Response: The Registrant notes that holders of Target Fund Class C shares will receive Class A shares of the Acquiring Fund in the Reorganization, and that this row accordingly presents information for the Target Fund’s Class C shares and the Acquiring Fund Pro Forma’s Class A shares. The Target Fund’s Class C shares do not pay a sales charge (load) on purchases. Accordingly, the Registrant verifies that this figure should be “None” as currently shown.

14.

Comment: With reference to the Low Balance Account Fee shown for the Target Fund’s Class C/Class A shares in column one, row 18 of the fee table on page 13 of the Proxy Statement/Prospectus, please add a reference to footnote no. 2.

Response: The Registrant has revised the disclosure to include a reference to footnote no. 3 (formerly footnote no. 2).

15.

Comment: With reference to the fee table, does the Target Fund have any previously waived expenses that are subject to recapture? If so, please confirm in correspondence that the expenses subject to recapture of the Target Fund will not be carried over to the merged entity.

Response: The Registrant confirms supplementally that the Target Fund has no previously waived expenses that are subject to recapture.

16.

Comment: Does the Acquiring Fund have any expense recapture plan? If so, please confirm that the potential recapture of previously waived expenses is accurately reflected in the pro forma column of the fee table.

Response: The Registrant confirms supplementally that the Acquiring Fund has no previously waived expenses that are subject to recapture.

17.

Comment: In the “Pro Forma Adjustment” column of the “Net Asset Value per Share” section of the capitalization table on page 36 of the Proxy Statement/Prospectus, please include the per share difference between the net asset values per share of the Acquiring Fund and the corresponding pro forma net asset values per share of the Acquiring Fund.

Response: For the information of the staff, the Registrant notes that any changes between the net asset values per share of the Acquiring Fund and the corresponding pro forma net asset values per share of the Acquiring Fund set forth in the capitalization table are reflective of the

November 8, 2024

reductions of net assets caused by the distribution of tax basis undistributed net investment income and tax basis accumulated net realized gains prior to the Reorganization, as described in footnote no. 2 to the capitalization table, as well as the estimated reinvestment rates, also as noted in footnote no. 2, which together result in a reduction of the net asset value per share of certain Acquiring Fund share classes. The Registrant believes that the disclosure in the “Net Assets” section of the capitalization table and footnote no. 2 to the capitalization table adequately explain to Target Fund shareholders the reasons for the expected reductions in the net asset values per share of certain Acquiring Fund share classes and that disclosure of the pro forma adjustments in net asset value per share would not be material to a Target Fund shareholder’s assessment of the proposed Reorganization. The Registrant further notes that such presentation is consistent with multiple Form N-14 registration statements for prior reorganization transactions of other funds in the complex.2 Accordingly, the Registrant respectfully declines to revise the disclosure.

18.

Comment: On page 37 of the Proxy Statement/Prospectus, please validate the number of shares to be issued by Class I (18,385,603) in footnote no. 3 to the capitalization table. Please also clarify the wording of the footnote, which is confusing.

Response: The Registrant confirms that the number of Class I shares to be issued in the Reorganization as set forth in footnote no. 3 to the capitalization table is correct. The Registrant has revised the wording of the footnote in response to the staff’s comment.

19.

Comment: Going forward and/or in future filings, please present the disclosure under the caption “Additional Information” on page 39 of the Proxy Statement/Prospectus in the Statement of Additional Information in accordance with Item 14 of Form N-14.

Response: The Registrant has moved the disclosure to the Statement of Additional Information in response to the staff’s comment.

Please contact the undersigned at 312-609-7697 or Deborah Bielicke Eades at 312-609-7661.

Very truly yours,

/s/  Jacob C. Tiedt

   Jacob C. Tiedt

   Shareholder

cc:	Deborah Bielicke Eades, Shareholder, Vedder Price P.C.

[2]

See, e.g., page 35 of the Proxy Statement/Prospectus contained in the Registrant’s registration statement on Form N-14 for the reorganization of Nuveen International Growth Fund, a series of Nuveen Investment Trust II, into TIAA-CREF International Opportunities Fund, a series of the Registrant (File No. 333-266644), available at: https://www.sec.gov/Archives/edgar/data/1084380/000119312522214902/d280989dn14.htm.